UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 1)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INDEPENDENCE HOLDING COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

453440307

(CUSIP Number of Class of Securities)

David T. Kettig
President and Chief Operating Officer

c/o The IHC Group
485 Madison Avenue, 14th Floor

New York, NY 10022
(212) 355-4141

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Nicholas R. Williams

Per B. Chilstrom

Clifford Chance US LLP
31 West 52nd Street

New York, NY 10019-6131

(212) 878-3079

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$27,000,000	$3,504.60

* Estimated solely for purposes of calculating the filing fee. The transaction valuation was determined by multiplying $27.00 (the tender offer price) by 1,000,000, the estimated maximum number of shares of common stock, par value $1.00, of Independence Holding Company to be acquired in the tender offer.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by .0001298.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) filed with the Securities and Exchange Commission on April 24, 2020, by Independence Holding Company, a Delaware corporation (the “Company” or “IHC”). The Schedule TO relates to an offer by IHC to purchase up to 1,000,000 shares of its common stock, par value $1.00 per share (the “Shares”), at a price of $27.00 per Share, net to the seller in cash, without interest, less any applicable withholding tax (such price, or any different price per Share as may be paid, the “Purchase Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 24, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which, are filed as exhibits to the Schedule TO. The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO or in the Offer to Purchase or the Letter of Transmittal. The information contained in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated by reference into this Amendment No. 1, except to the extent such information is hereby amended and supplemented as specifically provided herein.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 1. Summary Term Sheet

Item 1 is amended and supplemented as follows:

1.	The third bullet in the first paragraph under the heading “SUMMARY TERM SHEET— What are the significant conditions to the Offer?” on page 9 of the Offer to Purchase is hereby deleted and replaced with the following:

•	No general suspension of trading in securities on any national securities exchange or in the over-the-counter markets in the United States, declaration of a banking moratorium or any suspension of payment in respect of banks in the United States, or any governmental or regulatory limitation or any event or adverse change in the financial or capital markets generally, which, in our judgment, might affect the extension of credit by banks or other lending institutions in the United States, shall have occurred;

Item 4. Terms of the Transaction

Item 4(a) is amended and supplemented as follows:

1.	The third bullet in the first paragraph under the heading “THE OFFER—Section 6. Conditions of the Offer” on page 28 of the Offer to Purchase is hereby deleted and replaced with the following:

•	No general suspension of trading in securities on any national securities exchange or in the over-the-counter markets in the United States, declaration of a banking moratorium or any suspension of payment in respect of banks in the United States, or any governmental or regulatory limitation or any event or adverse change in the financial or capital markets generally, which, in our judgment, might affect the extension of credit by banks or other lending institutions in the United States, shall have occurred;

2.	The seventh bullet in the first paragraph under the heading “THE OFFER—Section 6. Conditions of the Offer” on page 28 of the Offer to Purchase is hereby deleted and replaced with the following:

•	No decline of 10% or more in the market price of IHC common stock or in the Dow Jones Industrial Average, NYSE Index or the Standard & Poor’s 500 Composite Index (measured, in each case, from the commencement of the Offer) shall have occurred at any time during the Offer;

3.	The first sentence in the second paragraph under the heading “THE OFFER—Section 6. Conditions of the Offer” on page 29 of the Offer to Purchase is hereby deleted and replaced with the following:

We will determine the satisfaction or existence of any of the conditions to the Offer in our reasonable judgment.

4.	The fourth sentence in the second paragraph under the heading “THE OFFER—Section 6. Conditions of the Offer” on page 29 of the Offer to Purchase is hereby deleted and replaced with the following:

If any of the conditions referred to above is triggered, we will promptly notify stockholders whether or not the triggered condition has been waived.

5.	The sixth sentence in the second paragraph under the heading “THE OFFER—Section 6. Conditions of the Offer” on page 29 of the Offer to Purchase is hereby deleted and replaced with the following:

Each such right will be deemed an ongoing right which may be asserted at any time or from time to time in our reasonable judgment, except that any such right may not be asserted after the Expiration Time.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2020	INDEPENDENCE HOLDING COMPANY

	By:	/s/ David T. Kettig
	Name:	David T. Kettig
	Title:	President and Chief Operating Officer